MEMORANDUM
TO:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 19, 2014
SUBJECT:
Response to Comments to the Registration Statement filed on Form N-1A on December 19, 2013 for Curian Variable Series Trust (“CVST” or “Registrant”)
File Nos: 333-177369 and 811-22613 (the “Registration Statement”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments received via telephone on January 31, 2014 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.
For all Funds of Funds, confirm that “underlying funds risk” is included in the principal risk section of the summaries and confirm that the secondary risks – in the non-summary additional information – include the risks of those underlying Funds.  Item 4 of Form N-1A requires a summary of the principal risks of investing in the Fund.  Please determine which of the risks of the underlying Funds constitute principal risks of the Fund that invests in them.

RESPONSE:  The Registrant confirms that each Fund discloses the principal risks that are applicable to the Fund’s portfolio in the principal risks section for that Fund, including principal risks that may be a result of the Fund’s investment in one or more underlying Funds.  The Registrant also confirms that a Fund’s secondary risks are included in the “Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)” section, including secondary risks that may be a result of the Fund’s investment in one or more underlying Funds.

b.
Please include the appropriate disclosure concerning the Investment Adviser compensation required under N-1A, Item 10(a)(ii)(A), in the non-summary prospectus sections for each fund where it is not currently included.

RESPONSE:  The Registrant confirms that the required disclosure concerning Investment Adviser compensation is included in the section of the prospectus entitled “Management of the Trust,” sub-section “Management Fee” for all Funds of CVST.

c.
Please include the appropriate disclosure concerning Shareholder Information (Pricing of Fund Shares, Purchase of Fund Shares, etc.) under N-1A, Item 11 and Distribution Arrangements under N-1A, Item 12, in the non-summary prospectus sections for each fund where it is not currently included.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721  Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

RESPONSE:  The Registrant confirms that the required disclosure concerning Shareholder Information and Distribution Arrangements is included in the section of the prospectus entitled “Management of the Trust” for all Funds of CVST.

d.	Please confirm that information will be provided for all blank items in the summary prospectus, statutory prospectus, and statement of additional information.

RESPONSE:  The Registrant confirms that information will be provided for all blank items in a subsequent amendment to the Registration Statement prior to the proposed effective date of this Amendment, pursuant to Rule 485(b), as applicable.

e.
Please make conforming changes throughout the prospectus, as applicable.  Wherever a comment has applicability to several Funds in the Trust, please identify in the prospectus for each Fund where a change was made in response to these comments.

RESPONSE:  The Registrant has made conforming changes throughout the prospectus, as applicable.

f.	For Funds that have a full fiscal year for the portfolio turnover rate, please specifically disclose the dates for the most recent fiscal year for each Fund’s portfolio turnover rate.

RESPONSE:  The Registrant respectfully declines this comment.  The language that is incorporated into the Registration Statement exactly mirrors the language that is recommended for use under Item 3 of Form N-1A.

2.	Summary Prospectus and Statutory Section for the Curian Guidance – Real Assets Fund

a.	Please adjust the investment objective for the Fund in the statutory prospectus to be consistent with the investment objective for the Fund in the summary prospectus.

RESPONSE:  The Registrant has made the requested change.

3.	Statement of Additional Information

a.	Please provide footnote disclosure for the items containing asterisks in the section entitled, “Investment Restrictions Applicable to All Funds (Except Feeder Funds).”

RESPONSE:  The Registrant confirms that the items containing asterisks in the above-referenced section contain the following disclosure, which is located at the end of the section:

*Minimum Requirement of Rule 35d-1.  Certain of the Funds, as noted immediately above or in the Prospectus, have adopted non-fundamental operating policies that require at least 80% (or, in the case of certain Funds, an amount greater than 80%) of the Fund’s assets (net assets plus the amount of any borrowings for investment purposes) be invested, under normal circumstances, in securities of the type connoted by the name of the Fund.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721  Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

4.	Financial Statements, Exhibits, Consents, and Other Required Disclosure

a.
Please provide any financial statements, exhibits, consents, and other required disclosure not included in this post-effective amendment.  Where required by Item 28 of Form N-1A, please file actual agreements as opposed to “form of” agreements, e.g. advisory agreements and underwriting contracts and reinsurance contracts.  If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

RESPONSE:  The Registrant confirms that the above-referenced information will be included in compliance with Item 28 of Form N-1A and Regulation C of the Securities Act of 1933.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:           File

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721  Fax: (312) 236-3911  email: diana.gonzalez@jackson.com